Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 25, 2026

Eldorado Gold Announces Leading, Independent Proxy Advisory Firm, ISS, Recommends Eldorado Shareholders Vote “FOR” the Proposed Arrangement with Foran Mining; Shareholders Reminded to Vote

•	Your vote is important. Vote well in advance of the proxy voting deadline on Thursday, April 2, 2026 at 10:00 a.m. (Vancouver time).

•	Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting INFO to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO) (“Eldorado” or the “Company”) is pleased to announce that Institutional Shareholder Services ("ISS"), a leading proxy advisory firm, has recommended that shareholders vote FOR the ordinary resolution (the “Eldorado Share Issuance Resolution”) to approve the issuance of Eldorado shares in connection with the proposed plan of arrangement involving Eldorado, Foran Mining Corporation ("Foran") and the securityholders of Foran (the "Arrangement").

The special meeting of Eldorado shareholders to consider and vote on the Eldorado Share Issuance Resolution is scheduled for Tuesday, April 7, 2026 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, The Stack, Vancouver, British Columbia (the "Meeting").

Under the Arrangement, Eldorado has agreed to acquire all of the issued and outstanding Foran common shares. Each Foran shareholder (other than certain dissenting shareholders) will receive 0.1128 of an Eldorado share and CAD$0.01 in cash for each Foran common share held, subject to adjustment for fractional shares. Upon completion of the Arrangement, Foran will become a wholly-owned subsidiary of Eldorado.

ISS Recommendation

ISS recommends that Eldorado shareholders vote FOR the Eldorado Share Issuance Resolution.

"We are pleased that ISS has recognized the merits of this transaction and the disciplined, value-focused rationale supporting it,” said George Burns, Chief Executive Officer. “Eldorado's Board unanimously recommends that shareholders vote FOR the Eldorado Share Issuance Resolution, and we encourage all shareholders to vote well in advance of the deadline."

Board Recommendation & Rationale

The Board of Directors of Eldorado recommends that shareholders vote FOR the Eldorado Share Issuance Resolution. Highlights of the transaction include:

•	Unanimous board support: Eldorado's Board of Directors unanimously approved the Arrangement and recommends that shareholders vote FOR the Eldorado Share Issuance Resolution.

•	Strategic alignment: the transaction is aligned with Eldorado's strategy and is expected to strengthen the Company's long-term growth profile through a disciplined, value-focused combination of Eldorado and Foran.

•	Transaction structure: upon completion of the Arrangement, Eldorado will acquire all of the issued and outstanding Foran common shares and Foran will become a wholly-owned subsidiary of Eldorado.

•	Independent financial review: independent fairness opinions were obtained in connection with the Arrangement.

Questions & Assistance

Your vote is important, no matter how many shares you own. Eldorado shareholders and Foran securityholders are encouraged to vote as early as possible and well in advance of any deadline noted in the Joint Circular, as intermediaries often impose earlier cut-off times for beneficial holders.

If you require assistance voting your shares or have questions about the voting process, please contact Eldorado’s and Foran’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Outside North America (Collect): 1-416-304-0211

Email: assistance@laurelhill.com

Shareholders may also text INFO to 1-877-452-7184 or 1-416-304-0211 for assistance.

For more information regarding the transaction, and to view and download documents related to the Special Meeting, please visit: https://www.eldoradogold.com/investors/foran-transaction.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver” “estimates”, “expects”, “forecasts”, “generate” “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: Eldorado and Foran’s intent to complete the Transaction and specifically Eldorado’s intent to acquire all the outstanding Foran Shares; approval of the Transaction by Eldorado shareholders; the date and time of the Eldorado shareholder meeting; management’s views on the positive impacts of the proposed Transaction and the strategic rationale for the Transaction. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado and the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado and the combined company, assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that Eldorado operates in. In addition, except where otherwise stated, we have assumed completion of the Transaction on the contemplated timeline and, except where otherwise stated, a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: receipt of approval from Eldorado shareholders and Foran securityholders, and the required court, regulatory and other consent and approvals to complete the Transaction; the potential of a third party making a superior proposal to the Transaction and the possibility that the Arrangement Agreement could be terminated as a result of a superior proposal; commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR which discussion provides a fuller understanding of the risks and uncertainties that affect Eldorado’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, Eldorado does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in its respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable.